Lori A. Gelchion Direct: 404.420.4646 Direct Fax: 404.230.0940 Email: lgelchion@rh-law.com

May 12, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Christina Chalk

Re:
Security Land & Development Corporation

Schedule TO-T/A filed on May 3, 2017

Filed by AB Value Partners, LP and AB Opportunity Fund, LLC

File No. 5-44752

Ladies and Gentlemen:

On behalf of AB Value Partners, LP and AB Opportunity Fund, LLC (collectively, “Purchasers”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated May 3, 2017 (the “Comment Letter”), regarding the above referenced Schedule TO-T/A filed by Purchasers on May 3, 2017, which amends the Schedule TO originally filed by Purchaser on April 7, 2017 (as so amended, the “Schedule TO”). Purchasers are concurrently filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”), which includes the changes discussed herein in response to the Staff’s comments. Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to them in Schedule TO.

The italicized paragraph below corresponds to the Staff comment provided in the Comment Letter.

We note that you have increased the Offer Price to $1.75 per Share and extended the offer period until May 16, 2017. The notice informing shareholders of the extension must state the approximate number of securities tendered to date. See Exchange Act Rule 14e-1(d). This information is particularly important in the context of a concurrent, competing offer. Please revise to include this information.

Response: In response to the Staff’s comment, Amendment No. 2 includes the requested information.

Rogers & Hardin LLP | 2700 International Tower | 229 Peachtree Street NE | Atlanta, GA 30303 | 404.522.4700 Phone | 404.525.2224 Fax | rh-law.com

Securities and Exchange Commission
Division of Corporation Finance
May 12, 2017

* * *

If you have any questions concerning the matters discussed in this letter, please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to Purchasers, at 404-420-4646.

Very truly yours,

/s/ Lori A. Gelchion

Lori A. Gelchion